							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	(Unaudited)
	2012	2011	2011	2010	20091	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$5,517	$5,270	$6,716	$18,238	$18,518	$(4,572)	$27,186
Equity in net income of affiliates included above	(223)	(249)	(784)	(762)	(734)	(819)	(692)
Fixed charges	1,232	1,176	4,900	4,786	5,071	4,943	4,489
Distributed income of equity affiliates	-	16	161	161	317	164	395
Interest capitalized	(65)	(35)	(162)	(772)	(740)	(659)	(171)

Earnings, as adjusted	$6,461	$6,178	$10,831	$21,651	$22,432	$-	$31,207

Fixed Charges:
Interest expense	$859	$846	$3,535	$2,994	$3,368	$3,369	$3,460
Interest capitalized	65	35	162	772	740	659	171
Dividends on preferred securities	-	-	-	-	-	4	3
Portion of rental expense representative of interest factor	308	295	1,203	1,020	963	911	855

Fixed Charges	$1,232	$1,176	$4,900	$4,786	$5,071	$4,943	$4,489

Ratio of Earnings to Fixed Charges	5.24	5.25	2.21	4.52	4.42	-	6.95

1Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.